02018585

VF 3-7-02

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

8-42622

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE

RECEIVED MAR 0 1 2002 365

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Trading Services Group, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5100 Poplar Avenue, Suite 3200
(No. and Street)

Memphis	TN	38127
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Miles Fortas — 901-761-8080
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (Whose opinion is contained in this Report*)

PricewaterhouseCoopers LLP
(Name ... if individual, state last, first, middle name)

50 North Front Street, Suite 1000	Memphis	TN	38103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
P MAR 15 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

3/14/02
SS

Oath or Affirmation

I, ~~Miles Fortas~~ Joe Meals, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Trading Services Group, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Joe Meals
Signature

PRESIDENT
Title

Subscribed and sworn
to before me this
28th day of Feb 2002 MY COMMISSION EXPIRES MAR. 12, 2002
Ginger Latham
Notary Public

This report contains (check all appropriate boxes)

- ☒ (a) Facing page.
- ☒ (b) Statement of financial condition.
- ☒ (c) Statement of income (loss).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- ☐ (f) Statement of changes in liabilities subordinated to claims of general creditors.
- ☒ (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- ☐ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- ☒ (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- ☒ (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- ☒ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC supplemental report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.
- ☐ (p) Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Rule 17a-5.

Trading Services Group, Inc.
(A wholly-owned subsidiary of Consulting Services Group, LLC)
Financial Statements and Supplemental Information
December 31, 2001 and 2000

Table of Contents

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1000 Morgan Keegan Tower
Fifty North Front Street
Memphis TN 38103
Telephone (901) 522 2000
Facsimile (901) 523 2045

Report of Independent Accountants

To the Stockholder of
Trading Services Group, Inc.

In our opinion, the accompanying statements of financial condition and the related statements of operations, changes in stockholder's equity, and cash flows present fairly, in all material respects, the financial position of Trading Services Group, Inc. at December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplemental Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 15, 2002

Trading Services Group, Inc.
(A wholly-owned subsidiary of Consulting Services Group, LLC)
Statements of Financial Condition
December 31, 2001 and 2000

Assets	**2001**	**2000**
Cash and cash equivalents	$ 101,581	$ 159,169
Accounts receivable	305,737	316,244
Prepaid expenses	5,311	8,633
Total assets	$ 412,629	$ 484,046
Liabilities and Stockholder's Equity		
Due to parent	$ 287,821	$ 355,706
Total liabilities	287,821	355,706
Commitments and contingencies (Note 7)		
Common stock, $250 stated value, 1,000 shares authorized, 100 shares issued and outstanding	25,000	25,000
Additional paid-in capital	100,000	100,000
Retained earnings	(192)	3,340
Total stockholder's equity	124,808	128,340
Total liabilities and stockholder's equity	$ 412,629	$ 484,046

The accompanying notes are an integral part of these financial statements.

Trading Services Group, Inc.
(A wholly-owned subsidiary of Consulting Services Group, LLC)
Statements of Operations
For the Years Ended December 31, 2001 and 2000

	2001	2000
Revenues		
Commissions	$ 6,723,999	$ 5,157,244
Interest, incentive and other income	84,949	134,367
Total revenues	6,808,948	5,291,611
Expenses		
Management fees to parent (Note 3)	5,365,000	4,020,000
Clearing fees	920,492	846,815
Compensation and benefits	263,212	233,457
Administration and other	263,776	206,630
Total expenses	6,812,480	5,306,902
Loss before income taxes	(3,532)	(15,291)
Provision for state and federal income taxes	-	-
Net loss	$ (3,532)	$ (15,291)

The accompanying notes are an integral part of these financial statements.

Trading Services Group, Inc.
(A wholly-owned subsidiary of Consulting Services Group, LLC)
Statements of Changes in Stockholder's Equity
For the Years Ended December 31, 2001 and 2000

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balances at December 31, 2000	$ 25,000	$ 100,000	$ 3,340	$ 128,340
Net loss			(3,532)	(3,532)
Balances at December 31, 2001	$ 25,000	$ 100,000	$ (192)	$ 124,808

The accompanying notes are an integral part of these financial statements.

Trading Services Group, Inc.
(A wholly-owned subsidiary of Consulting Services Group, LLC)
Statements of Cash Flows
For the Years Ended December 31, 2001 and 2000

	2001	2000
Cash flows from operating activities:		
Net loss	$ (3,532)	$ (15,291)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
(Increase) decrease in accounts receivable	10,507	(55,059)
(Increase) decrease in prepaid expense	3,322	(2,910)
Increase (decrease) in due to parent	(67,885)	198,363
Increase (decrease) in federal income taxes payable	-	(250)
Net cash provided by operating activities	(57,588)	124,853
Net increase in cash and cash equivalents	(57,588)	124,853
Cash and cash equivalents at beginning of period	159,169	34,316
Cash and cash equivalents at end of period	$ 101,581	$ 159,169
Supplemental cash flows information:		
Cash paid during the year for income taxes	$ -	$ 250

The accompanying notes are an integral part of these financial statements.

Note 1 – Organization and Nature of Business

Trading Services Group, Inc. (the "Company"), a Tennessee Corporation, is a wholly-owned subsidiary of Consulting Services Group, LLC ("CSG" or "Parent"). The Company is registered with the Securities and Exchange Commission ("SEC"), National Association of Securities Dealers, Inc. ("NASD") and National Futures Association ("NFA") and subject to regulation under the Securities Exchange Act of 1934. The Company is an introducing broker.

The Company executes all of its customers' transactions, on a fully disclosed basis, through clearing broker-dealers who carry the accounts and securities of the Company's customers.

Note 2 – Summary of Significant Accounting Policies

The significant accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and prevailing practices within the broker-dealer industry. The following is a summary of the more significant accounting policies of the Company:

Revenue Recognition
Commissions revenue and related clearing expenses are recognized on a trade-date basis. Commission income is recorded gross, and the amounts of clearing broker-dealer fees are recorded as expenses in the accompanying statement of operations.

Cash Equivalents
The Company considers all demand deposits and highly liquid financial instruments with original maturities of three months or less to be cash equivalents. The carrying amount approximates fair value due to the short maturity.

Income Taxes
The Company is a "C corporation" and is, therefore, subject to federal and state income taxes. Deferred tax assets and liabilities, if any, are determined based on differences between the financial statements and the corresponding tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company is also subject to certain State of Tennessee franchise and excise taxes.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires that management make estimates and assumptions which impact the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

Statement of Subordinated Liabilities
A statement of changes in liabilities subordinated to the claims of general creditors as required under Rule 17a-5 of the SEC is not presented since no such liabilities existed at December 31, 2001 and 2000 or during the years then ended.

Note 3 – Related Party Transactions

The Company is party to an informal originating fee and management fee arrangement under which CSG provides client referrals, management and support services. Total expenses incurred under this arrangement amounted to $5,365,000 and $4,020,000 for the years ended December 31, 2001 and 2000, respectively. The Company rents office space and purchases support services, including all personnel services, from the Parent. Total expenses incurred for the above activities for the years ended December 31, 2001 and 2000 amounted to $254,511 and $194,467, respectively.

Included in due to parent at December 31, 2001 and 2000 is $287,821 and $355,706, respectively, representing unpaid balances relating to these expenses.

Note 4- Accounts Receivable

Accounts receivable at December 31, 2001 and 2000 includes commission and fee amounts receivable from clearing broker-dealers. Management considers these amounts fully realizable and provides no allowance for doubtful accounts.

Note 5 – Income Taxes

The provision for income taxes for the years ended December 31, 2001 and 2000 reflects no deferred tax expense or benefit. The Company's effective tax rate of 0% in the current year is due to the net loss.

Note 6 – Net Capital and Reserve Requirements

The Company is required to maintain minimum net capital pursuant to the "Uniform Net Capital Rule" (Rule 15c3-1) of the Securities Exchange Act of 1934, which requires that a broker-dealer's aggregate indebtedness, as defined, shall not exceed fifteen times net capital, subject to a $50,000 minimum. In addition, the Company may not allow withdrawal of equity capital if its aggregate indebtedness shall exceed ten times its net capital as defined under the rule. At December 31, 2001 and 2000, the Company's net capital, as defined under the rule, amounted to $117,450 and $111,700 respectively, which was $67,450 and $61,700 respectively, in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 2.45 to 1. Additionally, the Company is required by its clearing agent to maintain net capital of at least $100,000.

Note 7 – Commitments and Contingencies

The Company may from time to time be involved in various claims and possible actions arising out of the normal course of business. Although the outcome of any such matters cannot be predicted with certainty, the Company believes that at the present time there are no pending or threatened matters that are reasonably likely to have a material adverse effect on the financial position, results of operations, or liquidity of the Company.

SUPPLEMENTAL INFORMATION REQUIRED

BY RULE 17a-5 OF THE

SECURITIES AND EXCHANGE COMMISSION

Trading Services Group, Inc.
(A wholly-owned subsidiary of Consulting Services Group, LLC)
Computation of Net Capital Pursuant to Rule
15c3-1 of the Securities Exchange Commission
December 31, 2001 and 2000 **Schedule I**

	2001	2000
Computation of Net Capital		
Total stockholder's equity	$ 124,808	$ 128,340
Less nonallowable assets:		
Accrued revenues	15	8,007
Prepaid expenses	5,311	8,633
2% Haircut on securities (pursuant to 15C3-1)	2,032	-
Net capital	$ 117,450	$ 111,700
Computation of Aggregate Indebtedness		
Due to parent	$ 287,821	$ 355,706
Total aggregate indebtedness	$ 287,821	$ 355,706
Computation of Basic Net Capital Requirement		
Minimum net capital requirement, greater of $50,000 or 6.67% of aggregate indebtedness	$ 50,000	$ 50,000
Net capital in excess of minimum requirement	67,450	61,700
Total net capital as above	$ 117,450	$ 111,700
Ratio of aggregate indebtedness to net capital	2.45	3.18

There are no differences between the computation of net capital shown on Schedule I and the corresponding computation as reported in the Company's unaudited FOCUS Report Part IIA of Form X-17A-5 of the same date.

Computation for Determination of the Reserve Requirements
Under Securities And Exchange Commission Rule 15c3-3
As of December 31, 2001 and 2000 **Schedule II**

Exemption Under Section (k)(2)(ii) Has Been Claimed

The Company is not required to file the above schedule as it has claimed exemption from Securities and Exchange Commission Rule 15c3-3 under Section (k)(2)(ii) of the rule. The Company is an introducing broker-dealer who clears all transactions with and for customers on a fully disclosed basis with clearing broker-dealers, and who promptly transmits all customer funds and securities to the clearing broker-dealers which carry all of the accounts of such customers and maintain and preserve such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by clearing broker-dealers.

TRADING SERVICES GROUP, INC.
(A wholly-owned subsidiary of Consulting Services Group, LLC)

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION
DECEMBER 31, 2001 AND 2000